Exhibit 99.1

December 16, 2022

CONSENT OF THE KAFAFIAN GROUP, INC.

We hereby consent to the inclusion of our fairness opinion as Annex B to the HV Bancorp, Inc. Proxy Statement/Prospectus and for the Registration Statement on Form S-4 relating to the proposed merger of HV Bancorp, Inc. and its wholly owned subsidiary Huntingdon Valley Bank with and into Citizens Financial Services, Inc. and Citizens Financial Services, Inc.’s wholly owned bank subsidiary, First Citizens Community Bank and to the references to such opinion and our firm’s name in such Proxy Statement/Prospectus and Registration Statement. In giving such consent, we do not admit and we disclaim that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ The Kafafian Group, Inc.

The Kafafian Group, Inc.